                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For the fiscal year ended  December 31, 1996
                               -------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from              to
                                    -----------     ----------

     Commission file number    0-10716
                            -------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              CALIBER SYSTEM, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                              CALIBER SYSTEM, INC.
                              3925 Embassy Parkway
                                  P.O. Box 5459
                             Akron, Ohio 44334-0459

                            Financial Statements and
                             Supplemental Schedules

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                 Financial Statements and Supplemental Schedules

                     Years ended December 31, 1996 and 1995






                                    CONTENTS

Report of Independent Auditors.........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information.................................2
Statements of Changes in Net Assets Available for Benefits,
   With Fund Information...............................................................................5
Notes to Financial Statements..........................................................................8


Supplemental Schedules

Schedule of Assets Held for Investment Purposes.......................................................15
Schedule of Reportable Transactions...................................................................16

                         Report of Independent Auditors


To the Administrative Committee
Caliber System, Inc. 401(k)
   Savings Plan (Amended and Restated)


We have audited the accompanying statements of net assets available for benefits of the Caliber System, Inc. 401(k) Savings Plan (Amended and Restated) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP

June 13, 1997




                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                     Statements of Net Assets Available for
                         Benefits, With Fund Information

                                December 31, 1996


                                                                                FUND INFORMATION
                                       ---------------------------------------------------------------------------------------------
                                                       ROADWAY
                                            COMPANY    EXPRESS                   MUTUAL       BOND          ASSET        INCOME
                                             STOCK      STOCK      GROWTH     BENEFIT LIFE   INDEX        ALLOCATION  ACCUMULATION
                                             FUND        FUND       FUND           GIC        FUND           FUND         FUND
                                       ---------------------------------------------------------------------------------------------
ASSETS
Cash and temporary cash investments      $   456,688  $   64,927 $  518,187
Investments, at fair value:
  Caliber System, Inc. common stock       31,260,345      26,103
  Roadway Express, Inc. common stock                   7,380,373
  Registered investment companies--
    collective investment funds                                   5,668,255                $65,944,175   $26,925,397 $31,180,843
  Guaranteed investment contracts
   (restricted)                                                               $4,510,921
  Participant notes receivable
                                       --------------------------------------------------------------------------------------------
Total investments                         31,260,345   7,406,476  5,668,255    4,510,921    65,944,175    26,925,397  31,180,843

Receivables:
  Employers' contributions                    52,406                                                             983       3,519
  Participants' contributions                 29,969                 17,060                      2,960        11,869      27,431
                                       --------------------------------------------------------------------------------------------
Total receivables                             82,375                 17,060                      2,960        12,852      30,950
                                       --------------------------------------------------------------------------------------------
Total assets                              31,799,408   7,471,403  6,203,502    4,510,921    65,947,135    26,938,249  31,211,793

LIABILITIES
Accrued expenses and other                                                       106,754
                                       --------------------------------------------------------------------------------------------

Net assets available for benefits        $31,799,408  $7,471,403 $6,203,502   $4,404,167   $65,947,135   $26,938,249 $31,211,793
                                       ============================================================================================



See accompanying notes.


                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                     Statements of Net Assets Available for
                   Benefits, With Fund Information (Continued)

                          December 31, 1996 (Continued)
                                                                   FUND INFORMATION
                                 --------------------------------------------------------------------------------------

                                  S&P 500       AIM       TEMPLETON              VANGUARD
                                   STOCK   CONSTELLATION   FOREIGN   LIFEPATH    PRIMECAP       LOAN
                                    FUND       FUND         FUND      FUNDS        FUND         FUND         OTHER       TOTAL
                                 -------------------------------------------------------------------------------------------------
ASSETS
Cash and temporary cash
  investments                                                                  $    46,276                $   62,241    $ 1,148,319
Investments, at fair
  value:
  Caliber System, Inc.
    common stock                                                                                                         31,286,448
  Roadway Express, Inc.
    common stock                                                                                                          7,380,373
  Registered investment
    companies--collective
    investment funds            $49,184,824  $9,629,196   $2,841,258 $8,367,862  16,548,976                             216,290,786
  Guaranteed investment
    contracts                                                                                                             4,510,921
    (restricted)
  Participant notes receivable                                                               $18,651,019                 18,651,019
                                ---------------------------------------------------------------------------------------------------
Total investments                49,184,824   9,629,196    2,841,258  8,367,862  16,548,976   18,651,019                278,119,547

Receivables:
  Employers' contributions            3,069       3,151        1,034      3,007                              5,091,000    5,158,169
  Participants' contributions        22,161      21,511        7,130     20,201       4,067                                 164,359
                                ---------------------------------------------------------------------------------------------------
Total receivables                    25,230      24,662        8,164     23,208       4,067                  5,091,000    5,322,528
                                ---------------------------------------------------------------------------------------------------
Total assets                     49,210,054   9,653,858    2,849,422  8,391,070  16,599,319   18,651,019     5,153,241  284,590,394

LIABILITIES
Accrued expenses and other                                                                                                  106,754
                                ---------------------------------------------------------------------------------------------------

Net assets available for
  benefits                      $49,210,054  $9,653,858   $2,849,422 $8,391,070 $16,599,319  $18,651,019    $5,153,241 $284,483,640
                                ===================================================================================================


See accompanying notes.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                     Statements of Net Assets Available for
                   Benefits, With Fund Information (Continued)

                                December 31, 1995
                                                                    FUND INFORMATION
                                      -----------------------------------------------------------------------------
                                           COMPANY          FIXED          MONEY
                                            STOCK           INCOME        MARKET        BALANCED        GROWTH
                                            FUND             FUND          FUND           FUND           FUND             TOTAL
                                      ----------------------------------------------------------------------------------------------
ASSETS
Cash and temporary cash investments      $    575,866      $    32,344  $   23,420   $   47,439         $   76,489     $    755,558
Investments, at fair value:
   Caliber System, Inc. common stock      132,979,931                                                                   132,979,931
   Registered investment companies:
     Merrill Lynch:
       Corporate Bond Fund, Inc.                            11,924,179                                                   11,924,179
       Ready Asset Trust                                                 7,268,611                                        7,268,611
     Phoenix Balanced Fund Series                                                      7,154,352                          7,154,352
     Mutual Beacon Fund Series                                                                            5,073,685       5,073,685
                                      ----------------------------------------------------------------------------------------------
Total investments                         132,979,931       11,924,179   7,268,611     7,154,352          5,073,685     164,400,758

Receivables:
   Accrued dividends                          955,308                                                                       955,308
   Accrued interest                               652          212,116      65,899           394                 98         279,159
   Employers' contributions                   224,895                                                                       224,895
   Participants' contributions                306,139           25,383      17,496        32,944             60,969         442,931
                                      ----------------------------------------------------------------------------------------------
Total receivables                           1,486,994          237,499      83,395        33,338             61,067       1,902,293
                                      ----------------------------------------------------------------------------------------------
Total assets                              135,042,791       12,194,022   7,375,426     7,235,129          5,211,241     167,058,609

LIABILITIES
Payable for investments
  purchased and other                         569,742           31,983      21,227        44,549             76,177         743,678
                                      ----------------------------------------------------------------------------------------------
Net assets available for benefits        $134,473,049      $12,162,039  $7,354,199     $7,190,580        $5,135,064    $166,314,931
                                      ==============================================================================================


See accompanying notes.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                  Statements of Changes in Net Assets Available
                       for Benefits, With Fund Information

                          Year ended December 31, 1996
                                                                      FUND INFORMATION
                                       ------------------------------------------------------------------------------------
                                                        ROADWAY
                                           COMPANY      EXPRESS       FIXED         MONEY
                                            STOCK        STOCK       INCOME         MARKET       BALANCED       GROWTH
                                            FUND         FUND         FUND           FUND          FUND          FUND
                                       ------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
Investment income (loss):
   Net appreciation (depreciation)
     in fair value of investments     $(21,504,380)  $ (871,092)  $ (469,063)                 $   13,663     $  890,959
   Interest                                  7,759                   262,303    $  131,844         3,816            710
   Dividends                               671,725       39,396                                   78,794        161,398
                                     --------------------------------------------------------------------------------------
                                       (20,824,896)    (831,696)    (206,760)      131,844        96,273      1,053,067

Contributions:
   Participants                          5,984,820                   242,848       163,305       353,681      2,167,151
   Employers                             4,973,366                                                                   49
                                     --------------------------------------------------------------------------------------
                                        10,958,186                   242,848       163,305       353,681      2,167,200
                                     --------------------------------------------------------------------------------------
Total additions                         (9,866,710)    (831,696)      36,088       295,149       449,954      3,220,267

Deductions from net assets
  attributed to:
Benefits paid to participants            8,456,072    1,586,991      641,412       545,456       374,678        683,235
Expenses                                       714           58                                                     210
                                     --------------------------------------------------------------------------------------
Total deductions                         8,456,786    1,587,049      641,412       545,456       374,678        683,445
                                     --------------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                  (18,323,496)  (2,418,745)    (605,324)     (250,307)       75,276      2,536,822

Transfer of assets from merged plans
  and former trustee                     4,819,002    1,078,070   (3,312,622)   (2,228,049)   (3,138,865)
Transfer of assets to plan of former
  subsidiary                           (68,493,203) (11,813,479)  (7,360,025)   (4,325,809)   (4,289,644)    (2,980,114)
Interfund transfers, net               (20,675,944)  20,625,557     (884,068)     (550,034)      162,653      1,511,730
                                     --------------------------------------------------------------------------------------
Net increase (decrease) in net assets (102,673,641)   7,471,403  (12,162,039)   (7,354,199)   (7,190,580)     1,068,438

Net assets available for benefits:
   Beginning of year                   134,473,049                12,162,039     7,354,199     7,190,580      5,135,064
                                     --------------------------------------------------------------------------------------

   End of year                       $  31,799,408  $ 7,471,403  $         -    $        -    $        -     $6,203,502
                                     ======================================================================================

                                                   FUND INFORMATION
                                     --------------------------------------------

                                          MUTUAL         BOND          ASSET
                                       BENEFIT LIFE     INDEX       ALLOCATION
                                            GIC          FUND          FUND
                                     --------------------------------------------
Additions to net assets
  attributed to:
Investment income (loss):
   Net appreciation (depreciation)
     in fair value of investments     $   58,664    $   503,576   $   (702,864)
   Interest                                           1,220,505      1,827,692
   Dividends
                                     -----------------------------------------
                                          58,664      1,724,081      1,124,828

Contributions:
   Participants                                         818,596      1,064,766
   Employers                                                 10          7,735
                                     -----------------------------------------
                                                        818,606      1,072,501
                                     -----------------------------------------
Total additions                           58,664      2,542,687      2,197,329

Deductions from net assets
  attributed to:
Benefits paid to participants                         1,152,901        588,835
Expenses                                                  2,235            324
                                     -----------------------------------------
Total deductions                                      1,155,136        589,159
                                     -----------------------------------------

Net increase (decrease) prior to
  interfund transfers                     58,664      1,387,551      1,608,170

Transfer of assets from merged plans
  and former trustee                   4,384,474     75,434,104     26,105,081
Transfer of assets to plan of former
  subsidiary
Interfund transfers, net                 (38,971)   (10,874,520)      (775,002)
                                     -----------------------------------------
Net increase (decrease) in net assets  4,404,167     65,947,135     26,938,249

Net assets available for benefits:
   Beginning of year
                                     -----------------------------------------

   End of year                        $4,404,167   $ 65,947,135   $26,938,249
                                     =========================================

See accompanying notes.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                  Statements of Changes in Net Assets Available
                 for Benefits, With Fund Information (Continued)

                    Year ended December 31, 1996 (Continued)
                                                                       FUND INFORMATION
                                        ---------------------------------------------------------------------------

                                                INCOME        S&P 500          AIM         TEMPLETON
                                             ACCUMULATION      STOCK      CONSTELLATION     FOREIGN       LIFEPATH
                                                 FUND           FUND           FUND           FUND          FUNDS
                                        ---------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments                          $    2,053,594 $    (387,255) $      51,376  $     177,126
   Interest                             $      490,478         901,897       309,869        103,420         60,180
   Dividends
                                        ---------------------------------------------------------------------------
                                               490,478       2,955,491       (77,386)       154,796        237,306

Contributions:
   Participants                              1,375,844       1,225,017       675,655        228,528        547,571
   Employers                                    30,151          22,880        23,900          8,578         22,120
                                        ---------------------------------------------------------------------------
                                             1,405,995       1,247,897       699,555        237,106        569,691
                                        ---------------------------------------------------------------------------
Total additions                              1,896,473       4,203,388       622,169        391,902        806,997

Deductions from net assets attributed to:
Benefits paid to participants                  923,021         337,426       127,751          7,106        192,653
Expenses                                           423             710           183             41            173
                                        ---------------------------------------------------------------------------
Total deductions                               923,444         338,136       127,934          7,147        192,826
                                        ---------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                          973,029       3,865,252       494,235        384,755        614,171

Transfer of assets from merged plans
  and former trustee                        31,509,083      44,817,245     7,943,255      2,286,290      5,825,680
Transfer of assets to plan of former
  subsidiary
Interfund transfers, net                    (1,270,319)        527,557     1,216,368        178,377      1,951,219
                                        ---------------------------------------------------------------------------
Net increase (decrease) in net assets       31,211,793      49,210,054     9,653,858      2,849,422      8,391,070

Net assets available for benefits:
   Beginning of year
                                        ---------------------------------------------------------------------------

   End of year                          $   31,211,793  $   49,210,054 $   9,653,858  $   2,849,422  $   8,391,070
                                        ===========================================================================
                                                         FUND INFORMATION
                                        ---------------------------------------------

                                              VANGUARD
                                              PRIMECAP         LOAN
                                                FUND           FUND           OTHER          TOTAL
                                        --------------------------------------------------------------
Additions to net assets attributed to:
Investment income (loss):
   Net appreciation (depreciation) in
     fair value of investments           $   1,110,483                               $   (19,075,213)
   Interest                                            $      265,863  $      34,245       5,620,581
   Dividends                                                                                 951,313
                                        --------------------------------------------------------------
                                             1,110,483        265,863         34,245     (12,503,319)

Contributions:
   Participants                                322,314                           459      15,170,555
   Employers                                       130                     1,447,506       6,536,425
                                        --------------------------------------------------------------
                                               322,444                     1,447,965      21,706,980
                                        --------------------------------------------------------------
Total additions                              1,432,927        265,863      1,482,210       9,203,661

Deductions from net assets attributed to
Benefits paid to participants                   72,463         94,765          8,074      15,792,839
Expenses                                           457                        17,356          22,884
                                        --------------------------------------------------------------
Total deductions                                72,920         94,765         25,430      15,815,723
                                        --------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                        1,360,007        171,098      1,456,780      (6,612,062)

Transfer of assets from merged plans
  and former trustee                        15,443,387      9,433,416      3,643,494     224,043,045
Transfer of assets to plan of former
  subsidiary                                                                             (99,262,274)
Interfund transfers, net                      (204,075)     9,046,505         52,967               -
                                        --------------------------------------------------------------
Net increase (decrease) in net assets       16,599,319     18,651,019      5,153,241     118,168,709

Net assets available for benefits:
   Beginning of year                                                                     166,314,931
                                        --------------------------------------------------------------

   End of year                          $   16,599,319 $   18,651,019  $   5,153,241 $   284,483,640
                                        ==============================================================

See accompanying notes.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                  Statements of Changes in Net Assets Available
                 for Benefits, With Fund Information (continued)

                          Year ended December 31, 1995

                                                                           FUND INFORMATION
                                             ------------------------------------------------------------------------
                                                  COMPANY           FIXED          MONEY
                                                   STOCK           INCOME         MARKET        BALANCED   GROWTH
                                                   FUND             FUND           FUND           FUND      FUND         TOTAL
                                             -------------------------------------------------------------------------------------
Additions to net assets attributed to:

Investment income (loss):
   Net appreciation (depreciation) in fair
     value of investments                    $   (19,345,256)  $    1,080,335                $   702,101  $   176,631 $ (17,386,189)
   Interest                                           26,875          776,307  $   376,845         2,278        1,062     1,183,367
   Dividends                                       4,531,262                                     550,526      370,496     5,452,284
                                            ----------------------------------------------------------------------------------------
                                                 (14,787,119)       1,856,642      376,845     1,254,905      548,189   (10,750,538)
Contributions (net of transfers between
  funds) from:
   Participants                                   15,909,842          629,354      784,980     1,314,845    4,652,430    23,291,451
   Employers                                      12,107,722                                                             12,107,722
                                           ----------------------------------------------------------------------------------------
                                                  28,017,564          629,354      784,980     1,314,845    4,652,430    35,399,173
                                           ----------------------------------------------------------------------------------------
Total additions                                   13,230,445        2,485,996    1,161,825     2,569,750    5,200,619    24,648,635

Deductions from net assets attributed to:

Benefits paid to participants                     13,992,351          814,845      561,432       385,899       65,555    15,820,082
                                           ----------------------------------------------------------------------------------------
Net increase (decrease) in net assets               (761,906)       1,671,151      600,393     2,183,851    5,135,064     8,828,553

Net assets available for benefits:
   Beginning of year                             135,234,955       10,490,888    6,753,806     5,006,729                157,486,378
                                           ----------------------------------------------------------------------------------------
   End of year                                  $134,473,049      $12,162,039   $7,354,199    $7,190,580   $5,135,064  $166,314,931
                                           ========================================================================================



See accompanying notes.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                          Notes to Financial Statements

                                December 31, 1996





NOTE A--DESCRIPTION OF THE PLAN

The following description of the Caliber System, Inc. 401(k) Savings Plan (Amended and Restated) (the "Plan"), formerly the Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust (Amended and Restated), provides only general information. The Plan consists of five subplans (the "Subplans") each of which contains different provisions, principally related to contributions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering eligible employees of Caliber System, Inc. (the "Company") and participating domestic subsidiaries (the "Employers") not covered by a collective bargaining agreement. The Plan was established to encourage eligible employees to save on a regular basis through payroll deductions. Participation is available to eligible employees who have completed twelve months of employment and have attained the age of 21 years. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN MERGERS

Effective October 1, 1996, the Viking Financial Security Plan and Trust and the Central Freight Lines, Inc. Employee Profit Sharing Plan and Trust, defined contribution plans of a subsidiary of the Company, were merged into the Plan. Assets with a fair value totaling $224 million were transferred into the Plan in connection with these mergers.

SPIN-OFF OF FORMER SUBSIDIARY

On April 4, 1996, assets with a fair value of approximately $99 million, representing account balances at December 31, 1995 for participants who are employees of Roadway Express, Inc. ("REX"), were transferred from the Plan to the Roadway Express, Inc. 401(k) Stock Savings Plan. This transfer was pursuant to the spin-off of Roadway Express, Inc. from Caliber System, Inc. effective January 2, 1996. All benefits to participants who are employees of Roadway Express, Inc. on or after January 1, 1996 will be paid from the Roadway Express 401(k) Stock Savings Plan.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                    Notes to Financial Statements (Continued)


NOTE A--DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

The Plan is funded by combined contributions from the Plan's participants and their employers to a trust fund maintained by the Plan's trustee, Barclays Global Investors, N.A. (the "Trustee"). Prior to July 1, 1996, all of the Plan assets were held by National City Bank, the Plan's former trustee.

The Subplans provide for participants to make before and after tax contributions in amounts ranging up to 15% of their annual compensation subject to Internal Revenue Service limitations.

Employer matching contributions vary by Subplan with matching percentages ranging from 25% to 100% of the participant's contributions and annual limits ranging from 3.5% to 6% of a participant's annual compensation. Certain Subplans require the employer's match to be contributed only to the Company Stock Fund. Other Subplans allow participants to direct matching contributions to any of the investment options, with the exception of the Roadway Express Stock Fund.

Certain Subplans also provide for additional contributions at the discretion of the participants' employer.


VESTING

Participants are immediately vested in their contributions and generally in the employers' contributions, plus actual earnings thereon. Vesting for employer contributions of certain Subplans ranges from five to seven years.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution, their employer's contribution, an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts for those Subplans with a vesting schedule. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                    Notes to Financial Statements (Continued)


NOTE A--DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

The assets of the Plan are invested primarily in the following investment funds (unless otherwise indicated, the fair value of the shares/units owned by the Plan are based upon quoted redemption values on the last business day of the plan year):

    COMPANY STOCK FUND The assets of this fund are invested primarily in common stock of the Company. The fund keeps approximately 1% of its assets in short-term investments to allow participants to transfer money out of the fund at any time.

    ROADWAY EXPRESS STOCK FUND In connection with the spin-off of REX, 1,360,861 common shares of REX were distributed to the Plan during January 1996. The fund keeps approximately 1% of its assets in short-term investments to allow participants to transfer money out of the fund at any time. This fund is not available for additional participant contributions; participants may only transfer their investments out of this fund. All dividend income earned by the fund is used to purchase Company common stock which is held in the fund.

    FIXED INCOME FUND The assets of this fund are invested primarily in the Intermediate Term Portfolio of the Merrill Lynch Corporate Bond Fund, Inc. which includes corporate bonds and other debt instruments with medium-term maturities.

    MONEY MARKET FUND The assets of this fund are invested primarily in the Merrill Lynch Ready Asset Trust. The fund includes certificates of deposit and debt securities with short-term maturities, including commercial paper and U.S. Government obligations.

    BALANCED FUND The assets of this fund are invested primarily in the Phoenix Balanced Fund Series which invests primarily in common stocks and fixed income securities.

    GROWTH FUND The assets of this fund are invested primarily in the Mutual Beacon Fund Series which invests primarily in common stock, preferred stock and corporate debt securities, which may be convertible. The fund also maintains a small investment in money market securities in order to provide liquidity for participant trades.


NOTE A--DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

    MUTUAL BENEFIT LIFE GIC The assets of this fund are invested in a guaranteed investment contract with Mutual Benefit Life. The reported value of the units owned

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                    Notes to Financial Statements (Continued)

    by the Plan is based upon the issue price of the investment contract adjusted for interest earned and any actual proceeds received by the Plan with respect to the guaranteed investment contract. Since July 16, 1991, assets invested in the Mutual Benefit Life GIC have been restricted (see Note F).

    BOND INDEX FUND The assets of this fund are invested in the Masterworks Bond Index Fund which invests in U.S. Government and Corporate bonds with medium-term maturities.

    ASSET ALLOCATION FUND The assets of this fund are invested in the Masterworks Asset Allocation Fund, of which investments are allocated among common stock, U.S. Treasury bonds and money market instruments.

    INCOME ACCUMULATION FUND The assets of this fund are invested in the Barclays Global Investors (BGI) Income Accumulation Fund which invests in investment contracts, U.S. government securities and short-term money market instruments.

    S&P 500 STOCK FUND The assets of this fund are invested in the Masterworks S&P 500 Stock Fund which invests daily in the same stocks and substantially the same percentages as the S&P 500 Index.

    AIM CONSTELLATION FUND The assets of this fund are invested in the AIM Constellation Fund which seeks capital appreciation by investing in the common stock of principally medium sized and smaller emerging growth companies.

    TEMPLETON FOREIGN FUND The assets of this fund are invested in the Templeton Foreign Fund which seeks long-term capital growth by investing in stock and debt obligations of companies and governments outside the United States.

    LIFEPATH FUNDS The assets of this fund are invested in the LifePath Funds offered by Masterworks which invest their assets in a separate series of MasterInvestment Portfolio, an open-end management investment company including: LifePath 2000, LifePath 2010, LifePath 2020, LifePath 2030 and LifePath 2040. Each LifePath fund invests in a combination of domestic and foreign equity, fixed income and other securities to provide a risk-managed rate of return to maximize assets based on planned retirement in the decade indicated in the fund name.

NOTE A--DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

    VANGUARD PRIMECAP FUND The assets of this fund are invested primarily in the Vanguard/Primecap Fund which seeks long-term growth by investing in the common stock of principally large and medium-sized U.S. companies. The fund also maintains a

                         Caliber System, Inc. 401(k)
                     Savings Plan (Amended and Restated)

                  Notes to Financial Statements (Continued)


    small investment in money market securities in order to provide liquidity for participant trades.

PARTICIPANT NOTES RECEIVABLE

Effective in 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years up to a maximum of 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate 1% above the prime rate as determined by the Trustee at the time a loan is processed.

NOTE B--SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION AND ADMINISTRATIVE FEES

The Plan's investments are stated at fair value with the exception of the Loan Fund and the Mutual Benefit Life GIC which are valued at cost which does not differ materially from fair value.

Substantially all administrative fees are paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE C--INVESTMENTS

The net asset value per share/unit at December 31 for the primary investments of the respective investment funds was as follows:

                                                           1996           1995
                                                         ----------------------
   Caliber System, Inc. common stock                     $19.25         $48.875

   Roadway Express, Inc. common stock                     19.375           -

   Merril Lynch Corporate Bond Fund, Inc.                   -            11.80

   Merril Lynch Ready Asset Trust                           -             1.00

   Phoenix Balanced Fund Series                             -            16.80


                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                    Notes to Financial Statements (Continued)

   Mutual Beacon Fund Series                              38.95          35.94

   Mutual Benefit Life guaranteed investment contract      1.00           1.00

   Masterworks Bond Index Fund                             9.49           9.93

   Masterworks Asset Allocation Fund                      11.92          11.75

   BGI Income Accumulation Fund                           13.14          12.42

   Masterworks S&P 500 Stock Fund                         15.91          13.44

   AIM Constellation Fund                                 25.26          22.51

   Templeton Foreign Fund                                 10.36           9.18

   Masterworks LifePath Funds:
     LifePath 2000 Fund                                   10.85          10.62
     LifePath 2010 Fund                                   12.14          11.30
     LifePath 2020 Fund                                   12.95          11.73
     LifePath 2030 Fund                                   13.62          12.07
     LifePath 2040 Fund                                   14.48          12.43

   Vanguard Primecap Fund                                 30.08          26.23


NOTE D--PLAN TERMINATION

Although it has not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination.

NOTE E--INCOME TAX STATUS

The Internal Revenue Service ruled on April 15, 1996, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC); therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE F--MUTUAL BENEFIT LIFE GUARANTEED INVESTMENT CONTRACT

During 1991, the State of New Jersey insurance regulators took control of Mutual Benefit Life and froze all existing assets of the company. As a result of these events, the future

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                    Notes to Financial Statements (Continued)


recoverability of the Plan's assets held by Mutual Benefit Life is uncertain. Only employees of the Company's subsidiary, Viking Freight, Inc., hold assets in this fund. Due to the restricted status of the Mutual Benefit Life Guaranteed Investment Contract, Viking Freight, Inc. has committed to protect the Plan's participants from any loss of principal (participant contributions and the Employers' match) as well as any credited interest upon maturity of the contract.

NOTE G--SUBSEQUENT EVENT

Subsequent to December 31, 1996, the Company entered into an agreement to sell the assets of one of the companies which sponsored a plan that was merged into the Plan in 1996. Accordingly, assets with a fair value of approximately $119 million at December 31, 1996 will be transferred out of the Plan to a plan sponsored by the new owners of this entity.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1996
                                                DESCRIPTION OF INVESTMENT,
                                                 INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,             RATE OF INTEREST, COLLATERAL,                                  CURRENT
        LESSOR OR SIMILAR PARTY                    PAR OR MATURITY VALUE                  COST                 VALUE
---------------------------------------------------------------------------------------------------------------------------
Caliber System, Inc.*                    1,625,270 shares of common stock          $      56,837,877     $      31,286,448
Roadway Express, Inc.                    380,922 shares of common stock                    7,824,868             7,380,373
Mutual Beacon Fund Series                145,526 units of collective investment            5,478,993             5,668,255
                                            fund
Mutual Benefit Life Insurance Company**  4,510,921 units of restricted guaranteed          4,510,921             4,510,921
                                            investment contracts
Masterworks*                             6,948,807 units of collective investment         65,655,739            65,944,175
    Bond Index Fund                         fund
Masterworks*                             2,258,842 units of collective investment         27,668,585            26,925,397
    Asset Allocation Fund                   fund
Barclays Global Investors* Income        2,372,863 units of collective investment         31,180,843            31,180,843
    Accumulation Fund                       fund
Masterworks*                             3,091,441 units of collective equity             47,201,272            49,184,824
    S&P 500 Stock Fund                      investment fund
AIM Constellation Fund                   381,203 units of collective investment           10,016,581             9,629,196
                                            fund
Templeton Foreign Fund                   274,253 units of collective investment            2,788,788             2,841,258
                                            fund
Masterworks* LifePath Funds:             Collective investment funds:
    LifePath 2000 Fund                   118,444 units                                     1,289,992             1,285,115
    LifePath 2010 Fund                   163,844 units                                     1,955,673             1,989,062
    LifePath 2020 Fund                   189,079 units                                     2,398,098             2,448,568
    LifePath 2030 Fund                   92,195 units                                      1,220,879             1,255,699
    LifePath 2040 Fund                   95,954 units                                      1,340,461             1,389,418
                                                                                   -----------------     -----------------
                                                                                           8,205,103             8,367,862

Vanguard Primecap Fund                   550,165 units of collective investment           14,957,915            16,548,976
                                            fund
Loan Fund                                Maturing at various dates through 2006           18,651,019            18,651,019
                                            at interest rates ranging from 5.56%
                                            to 11.86%
                                                                                   -----------------     -----------------

                                                                                   $     300,978,504     $     278,119,547
                                                                                   =================     =================

*  Indicates party-in-interest to the Plan.
** As described in the Notes to Financial Statements, the assets of Mutual
   Benefit Life were frozen by state insurance regulators.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                       Schedule of Reportable Transactions

                          Year ended December 31, 1996

                                                                                                                           CURRENT
                                                                                       EXPENSES                 VALUE OF     NET
                                                                                         WITH                   ASSET ON    GAIN
                                        DESCRIPTION            PURCHASE     SELLING     INCURRED    COST OF   TRANSACTION    OR
        IDENTITY OF PARTY INVOLVED       OF ASSETS               PRICE       PRICE    TRANSACTION    ASSET        DATE      (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (I)--INDIVIDUAL TRANSACTION
IN EXCESS OF 5% OF THE CURRENT VALUE
OF PLAN ASSETS

                    **                 Masterworks*
                                          Bond Index Fund     $72,121,482                         $72,121,482 $72,121,482

                    **                 Masterworks*
                                          S&P 500 Stock Fund   18,186,058                          18,186,058  18,186,058


* Indicates party-in-interest to the Plan.
**Transactions made on the market.

                           Caliber System, Inc. 401(k)
                       Savings Plan (Amended and Restated)

                 Schedule of Reportable Transactions (Continued)

                          Year ended December 31, 1996

                                                                                                           EXPENSES
                                                                                                             WITH
                                                                            PURCHASE        SELLING        INCURRED
        IDENTITY OF PARTY INVOLVED           DESCRIPTION OF ASSETS            PRICE           PRICE      TRANSACTION
---------------------------------------------------------------------------------------------------------------------
CATEGORY (III)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT
VALUE OF PLAN ASSETS

                     **                    Caliber System, Inc. *           $14,736,296
                                             Common stock                                 $  1,932,745

                     **                    Phoenix                              989,507
                                             Balanced Fund Series                            8,156,569

                     **                    Merrill Lynch                        752,086
                                              Corporate Bond Fund                           12,207,202

                     **                    National City Bank*               22,082,689
                                              Armada Money Market Fund                      22,262,381

                     **                    Masterworks*                     76,490,544
                                              Bond Index Fund                               11,049,950

                     **                    Barclays Global Investors*        12,792,684
                                              Income Accumulation Fund                       3,253,841

                     **                    Masterworks*                      21,790,906
                                              S&P 500 Stock Fund                             1,289,581

                    CURRENT
                   VALUE OF         NET
                   ASSET ON         GAIN
    COST OF       TRANSACTION        OR
    ASSET           DATE          (LOSS)
--------------------------------------------



    $14,736,296    $14,736,296
      2,645,857      1,932,745  $  (713,112)

        989,507        989,507
      7,745,419      8,156,569      411,150

        752,086
     12,295,454     12,207,202      (88,252)

     22,082,689     22,082,689
     22,262,381     22,262,381

     76,490,544     76,490,544
     10,834,805     11,049,950      215,145

     12,792,684     12,792,684
      3,253,841      3,253,841

     21,790,906     21,790,906
      1,219,541      1,289,581       70,040



* Indicates party-in-interest to the Plan.
**Transactions made on the market.

There were no category (ii) or (iv) reportable transactions during 1996.

REQUIRED INFORMATION


The following financial statements are furnished for the plan:


Audited Financial Statements and Supplemental Schedules of the Caliber System, Inc. 401(k) Savings Plan (formerly named Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust) for the years ended December 31, 1996 and 1995.


The foregoing plan financial statements and schedules were prepared in accordance with the financial reporting requirements of ERISA and were audited by independent auditors.


EXHIBITS


Consent of independent auditors.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the below member of the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  Caliber System, Inc. 401(k) Savings Plan
                                  ----------------------------------------
                                             (Name of Plan)



                                  /s/ D. C. Brown
                                  ----------------------------------------
                                  D. C. Brown, Vice President-Human
                                  Resources and Member of the
                                  Administrative Committee



June 30, 1997